Exhibit 99.1
Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

To the Management of Merx Aviation Finance, LLC and its subsidiaries

We have audited the accompanying consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries, which comprise the consolidated statements of financial position as of March 31, 2019 and March 31, 2018, and the related consolidated statements of operations, consolidated statements of other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2019.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merx Aviation Finance, LLC and its subsidiaries as of March 31, 2019 and March 31, 2018 and the results of their operations and their cash flows for the three years ended March 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers
Dublin, Ireland
15 May 2019

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	Notes	March 31, 2019	March 31, 2018
Current assets
Cash		$39,877	$4,572
Restricted cash		88,603	4,124
Aircraft held for sale	5 (ii)	116,793	17,523
Interest receivable and other assets		11,775	19,501
Due from affiliates	3	12	12
Total current assets		257,060	45,732
Non-current assets
Aircraft held for lease, net of depreciation	5 (i)	1,739,723	453,357
Investment securities	6	3,759	134,504
Interest in joint venture	7	101,144	103,566
Derivative financial instruments	10	—	5,668
Office equipment, net of depreciation		29	43
Total non-current assets		1,844,655	697,138
Total assets		$2,101,715	$742,870

Current liabilities
Debt	8	$119,157	$48,870
Deferred revenue		8,271	1,500
Interest payable		3,755	2,059
Accrued expenses and other liabilities		12,292	4,899
Total current liabilities		143,475	57,328
Non-current liabilities
Debt	8	1,615,010	573,480
Accrued maintenance liability		262,100	78,207
Derivative financial instruments	10	8,372	—
Lease deposit liability	9	21,630	8,745
Deferred revenue		1,030	531
Deferred income tax liability	13	4,331	849
Accrued expenses and other liabilities		—	1,003
Total non-current liabilities		1,912,473	662,815
Total liabilities		$2,055,948	$720,143

Equity
Merx Aviation Finance, LLC shareholders' equity:
Member’s equity		$54,893	$17,055
Cash flow hedge reserve		(166)	5,672
Total Merx Aviation Finance, LLC shareholders' equity		54,727	22,727
Non-controlling interests in consolidated entities		(8,960)	—
Total equity		$45,767	$22,727

Total liabilities and equity		$2,101,715	$742,870

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

		For the year ended March 31,
	Notes	2019	2018	2017
Revenues
Lease revenue	11	$212,788	$64,323	$92,725
Investment income		2,988	22,894	30,327
Redelivery income		—	16,933	—
Management fee income	3	645	1,275	2,880
Other income	12	51,251	272	223
Total revenues		$267,672	$105,697	$126,155

Expenses
Interest expense		$94,752	$61,510	$65,601
Depreciation, amortization and impairment		109,228	33,120	40,999
Management fee expense		68	2,283	3,321
General and administrative expenses		32,581	11,378	11,644
Total expenses		$236,629	$108,291	$121,565

Other income (expenses)
Interest in joint venture profit		$11,199	$12,007	$(184)
Gain on sale of aircraft		3,325	7,325	6,993
Fair value movement in derivative financial instruments		(1,245)	3	5
Net profit before taxes		$44,322	$16,741	$11,404
Income tax	13	916	(236)	(1,672)
Net profit after taxes		$45,238	$16,505	$9,732
Net loss after taxes attributable to non-controlling interests		(2,000)	—	—
Net profit after taxes attributable to Merx Aviation		$47,238	$16,505	$9,732
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(In thousands)

	For the year ended March 31,
	2019	2018	2017
Net profit after taxes	$45,238	$16,505	$9,732
Other comprehensive income
Movement in cash flow hedge reserve, net of tax	(12,798)	3,163	7,533
Total other comprehensive income (loss)	(12,798)	3,163	7,533
Other comprehensive income (loss) attributable to non-controlling interests	(8,960)	—	—
Total comprehensive income attributable to Merx Aviation	$41,400	$19,668	$17,265
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands)

	Merx Aviation Finance, LLC shareholders
	Cashflow hedge reserve	Member’s equity	Non-controlling interests in consolidated entities	Total equity
Balance at March 31, 2016	$(5,024)	$62,124	—	$57,100
Distribution to member	—	(54,750)	—	(54,750)
Net profit after taxes	—	9,732	—	9,732
Movement in cash flow hedge reserve	7,533	—	—	7,533
Balance at March 31, 2017	$2,509	$17,106	$—	$19,615
Distribution to member	—	(16,556)	—	(16,556)
Net profit after taxes	—	16,505	—	16,505
Movement in cash flow hedge reserve	3,163	—	—	3,163
Balance at March 31, 2018	$5,672	$17,055	$—	$22,727
Distribution to member	—	(9,400)		(9,400)
Net profit (loss) after taxes	—	47,238	(2,000)	45,238
Movement in cash flow hedge reserve	(5,838)	—	(6,960)	(12,798)
Balance at March 31, 2019	$(166)	$54,893	$(8,960)	$45,767
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,
	2019	2018	2017
Cash flows from operating activities
Net profit after tax	$45,238	$16,505	$9,732
Adjustments to reconcile net profit after tax to net cash provided by operating activities:
Depreciation, amortization and impairment	109,228	33,120	40,999
Gain on sale of aircraft	(3,325)	(7,325)	(6,993)
Movement in derivative financial instruments	1,245	(3)	(5)
Movement in investment securities	(46,283)	—	—
Interest in joint venture (profits) losses	(11,199)	(12,007)	184
Changes in operating assets and liabilities net of effects of business acquired:
Decrease (increase) in interest receivable and other assets	(10,314)	(5,109)	(6,196)
Decrease (increase) in due from affiliates	—	78	823
Increase (decrease) in deferred revenue	604	(2,236)	319
(Decrease) increase in interest payable	(5,019)	(324)	(281)
Increase (decrease) in due to affiliates	—	(28)	(36)
(Decrease) increase in accrued expenses and other liabilities	12,537	(4,575)	4,140
(Decrease) increase in deferred income tax liabilities	(916)	226	621
Net cash provided by (used in) operating activities	$91,796	$18,322	$43,307
Cash flows from investing activities
Acquisition of aircraft	$(486,886)	$—	$(165)
Net cash received in business combination	179,410	—	—
Proceeds from disposal of aircraft	44,668	115,238	106,006
Purchase of investment in securities	—	—	(7,224)
Purchase of investment in joint venture	13,621	(180,290)	(41,980)
Receipts from investments in securities	7,600	54,351	84,420
Receipts from investment in joint venture	—	130,626	1,335
Lease deposits returned	(206)	(1,283)	—
Net cash movements in maintenance reserves	17,259	(9,054)	4,067
Net cash (used in) provided by investing activities	$(224,534)	$109,588	$146,459
Cash flows from financing activities
Drawdowns of debt	$1,334,547	$139,700	$11,000
Repayments of debt	(1,072,625)	(251,287)	(147,125)
Distribution to member	(9,400)	(16,556)	(54,750)
Net cash (used in) provided by financing activities	$252,522	$(128,143)	$(190,875)
Net increase (decrease) in cash and restricted cash	$119,784	$(233)	$(1,109)
Cash and restricted cash, beginning of year	$8,696	$8,929	$10,038
Cash and restricted cash, end of year	$128,480	$8,696	$8,929

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,
	2019	2018	2017
Supplemental disclosure of cash flow information
Cash paid for interest	$107,412	$61,833	$65,882
Cash paid for tax	6	11	517

Supplemental disclosure of non-cash activities
Transfer of maintenance reserve and security deposit	$—	$—	$940
Net assets acquired upon business acquisition (net of cash)	182,069	—	—
Non-cash consideration paid for the business acquisition	182,069	—	—

Supplemental disclosure of cash and restricted cash reconciliation
Cash per Consolidated Statement of Financial Position	$39,877	$4,572	$4,478
Restricted cash per Consolidated Statement of Financial Position (1)	88,603	4,124	4,451
Total cash and restricted cash	$128,480	$8,696	$8,929
____________________
(1) Restricted cash consists of pledged security deposits, maintenance reserves and other reserves related to secured aircraft financing arrangements.

The accompanying notes are an integral part of these consolidated financial statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)
Note 1. Organization
Merx Aviation Finance, LLC ("Merx"), a Delaware limited liability company, commenced operations on March 31, 2014. Merx and its subsidiaries (“Merx Aviation”, the “Company”, “we”, “us”, or “our”) are principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company has executive offices and employees in New York City, New York as well as Dublin, Ireland.
Merx was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. AIC is the sole member of Merx. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% membership interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% membership interest in Merx. In connection with the exchange, all debt (the “Revolver”, discussed in Note 3) and equity due to AIC held by Holdings, LLC was assumed by the Merx, and in return Merx received equity in Holdings, LLC.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary, which include MAPS 2018-1 and MAPS 2019-1. The Company obtained control and consolidated the operations of MAPS 2018-1 and MAPS 2019-1 as of May 15, 2018. All intercompany transactions and balances have been eliminated on consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Functional currency
The group functional currency is the United States dollar ($), being the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.

Risk and Uncertainties
In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Business Combinations
An acquisition of a business, an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors, is a business combination. Determining whether the acquisition meets the definition of a business combination requires judgment to be applied on a case by case basis.
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under selling, general and administrative expenses.
Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. The non-controlling interest is measured at fair value or at the proportion of the acquired entity's identifiable net assets as elected for each business combination.
Cash
Cash held at U.S. financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Cash is carried at cost which approximates fair value. As of March 31, 2019, the Standards & Poor's credit rating of J.P. Morgan & Chase N.A was A+, Allied Irish Bank plc was BBB+, Sumitomo Mitsui Banking Corp. was A, and Wells Fargo Bank N.A. was A+.
Restricted Cash
Cash held at financial institutions may be classified as restricted cash if provisions exist in contracts with other parties that affect the Company's ability to readily access or utilize cash for business purposes.
Aircraft Held for Lease and Depreciation
Aircraft held for lease are stated at cost less depreciation and impairment, using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value. In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft. Aircraft may be pledged as collateral for external funding arrangements.
When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.

Aircraft Held for Sale
Aircraft are classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Aircraft held for sale are recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. The Company performs an impairment review of aircraft held for sale. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell.
Repair and Maintenance of Aircraft
Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.
Impairment of Aircraft
We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its carrying value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.
 Investment Securities
Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Interest in Joint Venture
The Company recognizes interest in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the joint venture's income or loss.
Derivative Financial Instruments
The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Derivatives are included in assets when their fair value is positive and liabilities when their fair value is negative, unless there is a legal ability and intention to settle net.
The Company has elected to apply hedge accounting to its derivative instruments, as such when cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in Other Comprehensive Income ("OCI"), and the ineffective portion is recognized immediately in the Consolidated Statements of Operations. Amounts reflected in OCI related to the effective portion are reclassified into the Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects interest expense.
We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in OCI at the time we discontinue hedge accounting is not recognized in our Consolidated Statements of Operations unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in Consolidated Statements of Operations when the hedged transaction affects interest expense.

When cash flow hedge accounting treatment is not applied, the changes in fair values between periods are recognized as a fair value movement in the Consolidated Statements of Operations. Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.
Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis.Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Financial Position.
Fair Value Measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: One or more inputs to valuation techniques are significant and unobservable.
In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.
Lease Revenue
The Company leases aircraft principally pursuant to operating leases and recognizes lease revenue on a straight-line basis over the term of the lease. The difference between the lease revenue recorded and the cash received under the provisions of the lease is included in other assets or deferred revenue, as appropriate. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectibility.
All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. Accrued maintenance liability existing at the end of a lease is released and recognized as lease revenue at lease termination.
Investment Income
Interest income is recognized on an accrual basis. Discounts or premiums are accreted or amortized into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the security.
Redelivery Income
In some cases the Company may accept redelivery aircraft whose maintenance condition differs from that contracted. In such cases a cash payment may be agreed between the parties. Income is recognized on date of redelivery.
Management Fee Income
Management fee income is accounted for on an accruals basis.

Expenses
Expenses include interest expense, management fee expense, compensation expenses and benefits, selling, other general and administrative expenses. Expenses are recognized on an accrual basis.
Income Taxes
The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies.
One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.
Non-controlling interests
For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements.

The authoritative guidance for non-controlling interests in the consolidated financial statements requires reporting entities to present non-controlling interest as equity and provides guidance on the accounting for transactions between an entity and non-controlling interests. According to the guidance, (1) non-controlling interests are presented as a separate component of shareholders’ equity on the Company’s consolidated statements of financial condition, (2) net profit (loss) after taxes includes the net profit (loss) after taxes attributable to the non-controlling interest holders on the Company’s consolidated statements of operations, (3) the primary components of non-controlling interest are separately presented in the Company’s consolidated statements of changes in shareholders’ equity to clearly distinguish the interests in the Company and other ownership interests in the consolidated entities and (4) profits and losses are allocated to non-controlling interests in proportion to their ownership interests regardless of their basis.

Recently Adopted Accounting Standards
In August 2016, the FASB issued guidance intended to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, and distributions from certain equity method investments. The Company adopted the guidance using the retrospective transition method. The adoption of this standard did not have an impact on the current period or prior period consolidated financial statements.

In November 2016, the FASB issued guidance to reduce diversity in practice in the classification and presentation of changes in restricted cash on the statement of cash flows. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. As a result, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. In addition, when cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the guidance requires a reconciliation of the totals in the statement of cash flows to the related captions on the balance sheet The Company adopted the guidance retrospectively as of April 1, 2018. The adoption of this standard did not have a material impact on the current period or prior period consolidated financial statements.

In January 2016, the FASB issued guidance that revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, to be accounted for at fair value with all fair value changes recognized in net income. Equity investments that do not have a readily determinable fair value, and do not qualify for the NAV practical expedient, may be measured at cost and adjusted for impairment or changes in the observable price. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The Company adopted the guidance retrospectively as of April 1, 2018. The adoption of this standard did not have a material impact on the current period or prior period consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued guidance, “Revenue from Contracts with Customers”. The guidance required entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted the guidance on a modified retrospective approach on its required effective date of April 1, 2018. The Company earns almost all of its revenue from leasing assets that does not falls under this guidance, as such adoption of Revenue from Contracts with Customers, did not have a significant impact on the current or historical consolidated financial statements of the Company.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”. The amendments in ASU 2016-02 set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases”, which provides narrow amendments to clarify how to apply certain aspects of the new lease standard. In addition, in August 2018, the FASB issued ASU No. 2018-11, “Targeted Improvements to ASC 842”, which includes an option to apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than restate comparative periods in transition. In December 2018, the FASB issued ASU 2018- 20, “Narrow-Scope Improvements for Lessors”. This ASU provides an election for lessors to exclude sales and related taxes from consideration in the contract and requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees. The standards will be effective for annual reporting periods beginning after December 15, 2019 for public entities and is required to be applied using the modified retrospective transition approach.

The Company will adopt the amendments to Accounting Standards Codification (“ASC”) 842 on April 1, 2020. As a result, the Company will continue to disclose comparative reporting periods under the previous accounting guidance, ASC 840. Based on our evaluation of the guidance, we noted that Lessor accounting is similar to the current model, but the guidance will impact us in scenarios where we are the Lessee. We do not expect the impact of this standard to have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 revises the measurement of credit losses for financial assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. ASU 2016- 13 affects trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses”. This ASU clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments. The effective date will be the first quarter of fiscal year 2021, with early adoption permitted beginning in fiscal year 2020. The Company is evaluating the potential effects on the consolidated financial statements.

Note 3. Related Party Arrangements
The Company is party to an administration agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company's management and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that the Company will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, the Company will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator's overhead in performing its obligations. For the years ended March 31, 2019 (FY2019), March 31, 2018 (FY2018), and March 31, 2017 (FY2017), the Company paid $250, $250 and $250, respectively, to AIA for the provision of administrative services.
Apollo Global Management (“AGM”) is an affiliate of both AIA and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
AIC has also entered into an expense reimbursement agreement with Merx Aviation Finance Assets Ireland Limited ("Merx Ireland"), an affiliate of the Company, that will reimburse AIC for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by AIC in connection with letters of credit issued on behalf of Merx Ireland. For the year ended March 31, 2019, the Company reimbursed expenses of $74 (FY2018: $86; FY2017:$86) to AIC under the expense reimbursement agreement.
Athene Holding Ltd. and its subsidiaries (collectively "Athene") is an affiliate of AGM. Athene has invested in OVI Aviation Designated Activity Company alongside the Company through Profit Participating Note securities. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements.
The Company is party to servicing agreements with several affiliates of AIC, AGM and Athene, under which the Company provides administrative and technical services. For providing these services, the Company receives fees. For the year ended March 31, 2019, the Company recognized $645 (FY2018: $1,275; FY2017: $2,880) in fee income from these affiliates.
In March 2014, AIC issued a revolving credit facility (the "Revolver") to the Company with interest rate of 12% and maturity date of October 2023. See Note 8 for additional disclosures.
The following related party balances are included in the Consolidated Statements of Financial Position.

	March 31, 2019	March 31, 2018
Due from affiliates
Management fees - AIC affiliate	$12	$12
Due from affiliates	$12	$12
On January 17, 2019, AIC announced that effective January 16, 2019, Mr. Gary Rothschild, President and Chief Executive Officer of Merx, became an employee of Apollo Management Holdings, L.P. ("AMH"), an affiliate of AIC’s investment adviser. Mr. Rothschild also retained his role as the President and Chief Executive Officer of Merx.

Effective January 16, 2019, the Company entered into a series of service arrangements with affiliates of AGM. Under a servicing agreement with Apollo Capital Management, L.P. (“ACM”), the Company serves as technical servicer to aircraft clients of ACM and its affiliates. Under a research support agreement with ACM, the Company's employees assist ACM with technical diligence and underwriting of new aircraft-related investment opportunities. Under a technical support agreement, the Company and AMH share the services of Mr. Gary Rothschild.

Note 4. Business Combinations
As of May 15, 2018, the Company acquired control in AABS Limited and its subsidiaries (“AABS”), and RISE Limited and its subsidiaries (“RISE”) securitized vehicles which are considered VIEs. The Company is considered to be the primary beneficiary and has the power to direct the activities that most significantly impact the economic performance of these VIEs. Therefore, management has determined that the VIEs' financial information needs to be consolidated with the Company's consolidated financial statements.

Historically, the Company had investment in M1 and E Notes issued by AABS and RISE (See Note 6). On May 15, 2018 as part of the control acquisition, the Company purchased M2 notes of AABS and RISE and entered into a servicing agreement to provide servicing to both these entities. As a result of the transaction, the company is deemed to have acquired control.

The following is a summary of the allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and the liabilities assumed at the closing date. As of March 31, 2019, all known measurement period adjustments were taken into consideration.

	Fair value recognized on acquisition
	AABS	RISE
Assets
Aircraft held for lease	$457,687	$588,188
Cash and restricted cash	196,784	27,736
Total Assets	$654,471	$615,924

Liabilities
Debt payable	$469,984	$376,481
Maintenance reserves and security deposits	92,075	95,241
Other net liabilities	1,284	288
Total Liabilities	$563,343	$472,010

Total identifiable net assets at fair value	$91,128	$143,914

Consideration paid
Cash paid	$19,265	$25,846
Others	71,863	118,068
Purchase consideration transferred upon acquisition	$91,128	$143,914
The following table shows the composition of investment securities at fair value that the Company held in AABS and RISE as of May 15, 2018, prior to the acquisition of the control. These investments were previously included under investment securities as of March 31, 2018. No goodwill was acquired as part of the acquisition.

	AABS	RISE
Asset backed securities held for investment	$71,863	$118,068
The following table shows the composition of investment securities at fair value that the Company acquired in AABS and RISE as of May 15, 2018 as part of the acquisition of the control.

	AABS	RISE
Asset backed securities held for investment	$19,265	$25,846

Note 5 (i). Aircraft Held for Lease
The following table shows the changes in aircraft held for lease, net of depreciation, for the years ended March 31, 2019 and March 31, 2018. See Note 11 for additional disclosure including geographic detail of aircraft held for lease.

	March 31, 2019	March 31, 2018
Beginning balance	$453,357	$539,648
Acquisitions and capital improvements	486,886	—
Acquired in business combination	1,045,875	—
Transferred to aircraft held for sale, net of related accumulated depreciation	(116,793)	(17,523)
Dispositions, net of related accumulated depreciation	(23,820)	(37,034)
Depreciation	(97,324)	(29,811)
Impairment	(8,458)	(1,923)
Ending balance	$1,739,723	$453,357
There were 56 aircraft classified as held for lease at year end.
Note 5 (ii). Aircraft Held for Sale
The following table shows the changes in aircraft held for sale, net of depreciation, for the years ended March 31, 2019 and March 31, 2018.

	March 31, 2019	March 31, 2018
Beginning balance	$17,523	$70,877
Aircraft held for sale, net of related accumulated depreciation	116,793	17,523
Dispositions, net of related accumulated depreciation	(17,523)	(70,877)
Ending balance	$116,793	$17,523
There were 6 aircraft classified as held for sale at year end.
Of the total aircraft held for sale as of March 31, 2019, none have been sold as of the consolidated financial statement issuance date.
Note 6. Investment Securities
The following table shows the composition of investment securities as of March 31, 2019 (see Note 4 for further detail).

	Expected Maturity	Outstanding Face Amount	Amortized Cost Basis	Fair Value (1)	Gross amount of unrealized gains
Structured credit held for investment	February 2020	$3,759	$3,759	$3,996	$237
Total investment securities		$3,759	$3,759	$3,996	$237

The following table shows the composition of investment securities as of March 31, 2018.

	Expected Maturity	Outstanding Face Amount	Amortized Cost Basis	Fair Value (1)	Gross amount of unrealized gains
Asset backed securities held for investment	Aug 2018 - Mar 2026	$9,645	$16,851	$47,916	$31,065
Asset backed securities held for investment	Dec 2021 - Aug 2026	97,519	106,303	132,321	26,018
Structured credit held for investment	March 2020	11,350	11,350	11,959	609
Total investment securities		$118,514	$134,504	$192,196	$57,692
____________________
(1) The fair value has been estimated by management using Level 3 inputs in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments.
No impairment was recorded on investment securities during the years ended March 31, 2019 and March 31, 2018. No gross unrealized losses on investment securities at the years ended March 31, 2019 and March 31, 2018.
Note 7. Interest in Joint Venture
The Company has investments in two joint ventures, Merx Aviation GA Telesis 1 Limited ("Merx GAT") and Sora Airlease Designated Activity Company ("Sora DAC"). The Company holds 47.5% interest in Merx GAT and 50% interest in Sora DAC. The Company recorded the investment at cost and adjusted each period for the Company’s share of the joint venture's income or loss.
The following table shows the summarized financial information of Merx GAT as of March 31, 2019 and March 31, 2018.

	March 31, 2019	March 31, 2018
Total assets	$84	$166
Total liabilities	(29)	(36)
Total equity	$55	$130
The following table shows the summarized financial information of Sora DAC as of March 31, 2019 and March 31, 2018.

	March 31, 2019	March 31, 2018
Total assets	$833,142	$945,007
Total liabilities	(788,503)	(909,779)
Total equity	$44,639	$35,228
Total liabilities of SORA DAC include Senior debt of $17,218 (FY2018: 28,906) and Junior debt of $ 52,698 (2018: 52,698) owed to the Company. This debt is included within Interest in joint venture on the consolidated statements of financial position as of March 31, 2019.

The following table shows the Company's summarized interest in joint ventures as of March 31, 2019 and March 31, 2018.

As of March 31, 2019
	Sora DAC	GAT	Total
Share of total assets	$416,571	$40	$416,611
Share of total liabilities	(394,252)	(14)	$(394,266)
Share of capital contributions	(12,500)	—	(12,500)
Investment by the Company into joint venture	82,415	—	82,415
Accrued interest on investment in joint venture	8,884	—	8,884
	$101,118	$26	$101,144

As of March 31, 2018
	Sora DAC	GAT	Total
Share of total assets	$472,503	$79	$472,582
Share of total liabilities	(454,890)	(17)	$(454,907)
Share of capital contribution	(12,500)	—	(12,500)
Investment by the Company into joint venture	94,104	—	94,104
Accrued interest on investment in joint venture	4,287	—	4,287
	$103,504	$62	$103,566
Note 8. Debt
Interest on the Revolver and notes payable is paid on a monthly or quarterly basis at various interest rates. See Note 3 for additional disclosure on Revolver.
Many of the Company’s aircraft were partially financed with the Revolver and notes payable. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each debt instrument approximates its amortized cost. Management determines fair value based on level 3 inputs.
As of March 31, 2019 and March 31, 2018, the Company was in compliance with all debt covenants.
The Company's outstanding debt obligations as of March 31, 2019 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Revolver due October 2023	Mar-14	$371,200	$371,200	12.00%
Profit Participating Note due June 2078 (1)	Jun-18	108,862	108,862	N/A
Note Payable due February 2021	Feb-16	4,445	4,354	3.51%
Note Payable due March 2021	Feb-16	4,443	4,351	3.51%
Note Payable due October 2020	Feb-16	6,895	6,791	3.51%
Note Payable due December 2020	Feb-16	7,327	7,214	3.52%
Note Payable due March 2024	Mar-14	14,615	14,423	1M LIBOR + 4.00%
Note Payable due March 2024	Apr-14	14,596	14,403	1M LIBOR + 4.00%
Note Payable due May 2023	Sep-15	32,638	31,500	1M LIBOR + 1.60%
Note Payable due Oct 2023	Sep-15	36,000	36,000	1M LIBOR + 2.63%
Note Payable due July 2025	Jun-18	118,328	116,712	1M LIBOR + 2.15%
Note Payable due July 2025	Sep-18	121,316	119,599	1M LIBOR + 2.15%
Note Payable due November 2024	Sep-18	48,157	47,654	1M LIBOR + 2.50%
Series A Note due March 2043	May-18	385,729	378,865	4.21%
Series B Note due March 2043	May-18	51,121	50,212	5.19%
Series A Note due March 2044	Mar-19	325,675	320,334	4.46%
Series B Note due March 2044	Mar-19	72,372	71,185	5.56%
Series C Note due March 2044	Mar-19	31,017	30,508	7.39%
Total		$1,754,736	$1,734,167
____________________
(1) The Profit Participating Note is a senior unsecured security issued to Athene with a term of sixty years with no stated interest rate. These are reported in the consolidated statements of financial position at outstanding principal adjusted for any charge-off, allowances for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts. Pro-rata share of profits of the borrower, excluding a marginal amount accrues as interest to the lenders.

The Company's outstanding debt obligations as of March 31, 2018 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Revolver due October 2023	Mar-14	$359,800	$359,800	12.00%
Note Payable due December 2018	Aug-13	4,077	4,066	6.72%
Note Payable due December 2018	Aug-13	4,645	4,632	6.73%
Note Payable due March 2024	Mar-14	16,290	16,059	1M LIBOR + 4.00%
Note Payable due March 2024	Apr-14	16,268	16,037	1M LIBOR + 4.00%
Note Payable due July 2018	Mar-15	7,592	7,579	1M LIBOR + 2.50%
Note Payable due August 2023	Mar-15	20,068	19,833	1M LIBOR + 2.50%
Note Payable due September 2023	Mar-15	20,162	19,925	1M LIBOR + 2.50%
Note Payable due February 2026	Mar-15	12,397	12,335	1M LIBOR + 2.50%
Note Payable due December 2025	Mar-15	23,949	23,631	1M LIBOR + 2.50%
Note Payable due October 2022	Mar-15	15,075	14,898	1M LIBOR + 2.50%
Note Payable due September 2022	Apr-15	20,685	20,440	1M LIBOR + 2.50%
Note Payable due May 2023	Sept-15	39,279	37,862	1M LIBOR + 1.60%
Note Payable due Oct 2023	Sept-15	36,000	36,000	1M LIBOR + 2.63%
Note Payable due October 2020	Feb-16	8,796	8,625	3.51%
Note Payable due December 2020	Feb-16	9,276	9,098	3.52%
Note Payable due February 2021	Feb-16	5,905	5,766	3.51%
Note Payable due March 2021	Feb-16	5,904	5,764	3.51%
Total		$626,168	$622,350
Scheduled repayments of these notes over the next five years and thereafter are as follows:

As of March 31, 2019		As of March 31, 2018
Years ending March 31,	Amount	Years ending March 31,	Amount
2020	$119,157	2019	$48,870
2021	123,980	2020	31,834
2022	109,505	2021	41,949
2023	111,248	2022	26,921
2024	517,227	2023	35,370
Thereafter	773,619	Thereafter	441,224
Total	$1,754,736	Total	$626,168
AABS announced it changed its name to MAPS 2018-1 Limited (“MAPS 2018-1’’), effective April 19, 2018 and refinanced its debt outstanding as of May 15, 2018. As part of the refinancing, existing Series A and Series B debt totaling $298,289 were redeemed and New Series A and Series B notes were issued for a total amount of $469,984. MAPS 2018-1 also issued Series C notes amounting to $36,500 and E Notes amounting to $20,365 to the Company in exchange for its existing M1 Interest, M2 Interest and E Interest. Both C Notes and E Notes were eliminated during consolidation. Debt issuance costs of $6,230 were also incurred as part of the refinancing.

RISE announced it changed its name to MAPS 2019-1 Limited (“MAPS 2019-1’’), effective January 10, 2019 and refinanced its debt outstanding as of March 15, 2018. As part of the refinancing, existing Series A and Series B debt totaling $337,905 were redeemed and New Series A, Series B and Series C notes were issued for a total amount of $429,058. MAPS 2019-1 also converted its E certificates consisting of M1, M2 and E Notes to New E Notes with an amount of $155,114. New E Notes are held by the Company and eliminated during consolidation. Debt issuance costs of $7,178 were also incurred as part of the refinancing.

Note 9. Lease Deposit Liability
As of March 31, 2019, cash security deposits in connection with lease agreements amounted to $21,630 (FY2018: $8,745). Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, at March 31, 2019 the Company held letters of credit in lieu of cash security deposits that amounted to $20,444 (FY2018: $2,801).
Note 10. Derivative Financial Instruments
The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its notes payable. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a floating rate to a fixed rate or from one floating rate to another. Under the swap transactions, the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments measured at fair value are calculated using Level 2 inputs.

The table below shows the fair values of derivative financial instruments designated as cash flow hedges, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.

As of March 31, 2019
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$294,705	$—	$8,372

As of March 31, 2018
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$187,615	$5,668	$—
Note 11. Lease Revenue
Minimum future lease payments
The minimum future lease payments on non-cancelable operating leases of aircraft in our fleet were as follows:

As of March 31, 2019		As of March 31, 2018		As of March 31, 2017
Years ending March 31,	Amount	Years ending March 31,	Amount	Years ending March 31,	Amount
2020	$209,476	2019	$57,102	2018	$71,909
2021	193,252	2020	55,658	2019	64,378
2022	171,462	2021	53,516	2020	58,231
2023	153,644	2022	47,138	2021	56,086
2024	120,985	2023	43,372	2022	45,929
Thereafter	230,690	Thereafter	59,712	Thereafter	91,213
Total	$1,079,509	Total	$316,498	Total	$387,746
Geographic and credit risks
Lease rental revenue includes $1,364 (FY2018: $2,629; FY2017: $2,629) related to leases of aircraft component parts in use by non-U.S. domiciled airlines. As of March 31, 2019, leased aircraft held by the Company were operated by 33 lessees (FY2018: 11 lessees) whose principal places of business are located in 20 countries (FY2018: 10 countries).

Carrying value of aircraft held for lease and for sale, and lease revenues by geographic area were as follows:

	Carrying value as of March 31, 2019%		Lease revenue for the year ended March 31, 2019%
Africa	$63,173	3%	$9,590	4%
Asia/Pacific	508,658	28%	53,842	25%
Australia	64,808	3%	5,460	3%
Europe	512,704	28%	64,311	31%
Latin America	193,360	10%	22,772	11%
Middle East	57,557	3%	8,326	4%
North America	456,256	25%	48,487	22%
Total	$1,856,516	100%	$212,788	100%

	Carrying value as of March 31, 2018%		Lease revenue for the year ended March 31, 2018%
Asia/Pacific	$110,721	24%	$14,415	22%
Africa	—	0%	962	2%
Europe	135,465	28%	15,162	24%
North America	164,146	35%	20,047	31%
Latin America	60,548	13%	13,737	21%
Total	$470,880	100%	$64,323	100%

	Carrying value as of March 31, 2017%		Lease revenue for the year ended March 31, 2017%
Asia/Pacific	$137,707	23%	$26,625	29%
Africa	17,931	3%	2,173	3%
Europe	110,313	18%	21,634	23%
North America	172,797	28%	19,697	21%
Latin America	171,777	28%	22,596	24%
Total	$610,525	100%	$92,725	100%
Note 12. Other Income
Other income includes $46,283 of income recognized on the refinancing of MAPS 2018-1 and MAPS 2019-1 during the year. The remaining amount relates to interest on bank deposits and other miscellaneous income.

Note 13. Income Taxes
One of the Company's subsidiaries is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the U.S. where the operations are conducted and income is earned. The subsidiary's net profit (loss) before income taxes for the year ended March 31, 2019 was ($46) (FY2018: ($51); FY2017: $1,062). The components of the income tax provision consisted of the following:

	For the year ended March 31,
	2019	2018	2017
Current income tax
Domestic tax	$4	$10	$57
Foreign tax	—	—	993
Total current income tax	$4	$10	$1,050
Deferred income tax
Domestic tax	—	—	—
Foreign tax	(920)	226	622
Total deferred income tax	$(920)	$226	$622
Total income tax	$(916)	$236	$1,672
The Company did not have significant domestic deferred tax assets and liabilities at March 31, 2019 or March 31, 2018.

	March 31, 2019	March 31, 2018
Opening deferred tax balance	$(849)	$(623)
Deferred tax charge to statement of operations	920	(226)
Deferred tax acquired in business combination	(4,402)	—
Closing deferred tax balance	$(4,331)	$(849)
The Company did not have net taxable operating loss ("NOL") carry forward available at March 31, 2019 (FY2018: $0 : FY2017: $0) to offset future taxable income subject to U.S. graduated tax rates. If not utilized, the Company's prior year NOLs would begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company is subject to examination by taxing authorities in the U.S. for a period of three fiscal years after tax returns are filed.
Note 14. Commitments and Contingencies
As of March 31, 2019, the Company was obligated under non-cancelable operating leases relating to office facilities in New York, New York and Dublin, Ireland for future minimum lease payments as follows:

Years ending March 31,	Amount
2020	$548
2021	619
2022	620
2023	620
2024	471
Thereafter	496
Total	$3,374
Note 15. Subsequent Events
The Company has evaluated subsequent events through May 15, 2019, and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in the consolidated financial statements.